Exhibit 1

                                                                                                                 Company Contact:
                                                                                                                 CHARLES E. TRIANO
                                                                                                                 Vice President-Investor Relations
                                                                                                                 Forest Laboratories, Inc.
                                                                                                                 909 Third Avenue
                                                                                                                 New York, NY 10022
                                                                                                                 (212) 224-6714
                                                                                                                 charles.triano@frx.com

FOREST LABORATORIES REPORTS EARNINGS PER SHARE OF $.79 FOR 2Q'05; OFFERS UPDATED FISCAL 2005 EPS GUIDANCE

NEW YORK, October 18, 2004 ---- Forest Laboratories, Inc. (NYSE:FRX), an international pharmaceutical manufacturer and marketer, today reported record earnings for its second quarter ended September 30, 2004.

Net sales for the quarter increased 38% to $856,680,000 from $619,157,000 in the prior year. Sales in the quarter included $671,313,000 for Forest's antidepressant franchise which was comprised of $414,925,000 of Lexapro® (escitalopram oxalate), a selective serotonin reuptake inhibitor (SSRI), and $256,388,000 of Celexa® (citalopram HBr), an antidepressant. Sales of Namenda®, an NMDA receptor antagonist for the treatment of moderate to severe Alzheimer's disease, totaled $80,791,000 in the quarter while earnings from the co-promotion agreement with Sankyo Pharma for Benicar®* and Benicar HCT™, antihypertensive therapies, totaled $12,203,000.

Net income in the current quarter increased 60% to $295,326,000 from $184,457,000 reported in the second quarter of the prior year. Diluted earnings per share increased 61% to $0.79 in the current quarter as compared to $0.49 in last year's second quarter. Selling, general and administrative expenses increased 28% to $245,088,000. Research and development expenses increased 12% to $69,225,000 during the quarter and included a one-time upfront payment to Glenmark Pharmaceuticals S.A. for the North American rights to GRC-3886, a compound being investigated for the treatment of asthma and COPD.

Six Month Results

Net sales for the six months ended September 30, 2004 increased 34% to $1,639,076,000 from $1,224,905,000 in the prior year. Antidepressant franchise net sales for the six months were $1,296,238,000 compared to $990,853,000 for the same period of last year.

Net income for the six months ended September 30, 2004 increased 44% to $525,245,000 from net income of $364,274,000 reported in the six months of the prior year. Diluted earnings per share increased 43% to $1.39 in the current year's first six months as compared to diluted earnings per share of $0.97 in last year's six months.

Howard Solomon, Chairman and Chief Executive Officer of Forest, said: "All of our principal promoted brands exhibited strong growth during the quarter and we expect this performance to continue in the future. This quarter also marks the first earnings contribution from our co-promotion agreement with Sankyo Pharma for Benicar and Benicar HCT which we also expect to substantially increase in the future. Also during the quarter our partner, Merck Sante, received FDA marketing approval for Campral®, a glutamate modulator for the treatment of alcohol dependence, and we expect to begin marketing this product in January 2005. Our recently announced development program with Glenmark Pharmaceuticals S.A. for the development of GRC-3886, a PDE4 inhibitor being investigated for asthma and COPD, represents an interesting early stage compound which could potentially offer patient benefits in a significant and underserved market. We continue to see promising product development opportunities and continue to pursue those which we believe can help address unmet medical needs."

"Given the continued underlying strength in our promoted brands we are increasing our projected earnings per share for the fiscal year ending March 31, 2005 to at least $2.70. This estimate incorporates anticipated earnings per share for our third fiscal quarter ending December 31, 2004 being comparable to the just reported quarter and is also based upon the estimated entry of generic versions of Celexa in early January 2005."

Forest will host a conference call at 10:00 AM EDT today to discuss the results. The conference call will be webcast live beginning at 10:00 AM EDT on the Company's website at www.frx.com and also on the website www.streetevents.com. Please log on to either website at least fifteen minutes prior to the conference call as it may be necessary to download software to access the call. A replay of the conference call will be available until October 28, 2004 at both websites and also by dialing 1-800-642-1687 (US investors) or +1-706-645-9291 (international investors) passcode 1380390.

*Benicar is a registered trademark of Sankyo Pharma.

Except for the historical information contained herein, this release contains forward looking statements that involve a number of risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products and the risk factors listed from time to time in the Company's SEC reports, including the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2004 and the quarterly report on Form 10-Q for the period ended June 30, 2004.

Source: Forest Laboratories, Inc.

* * * * *

FOREST LABORATORIES, INC. AND SUBSIDIARIES
Consolidated Statement of Income
(Unaudited)
(In thousands, except per share amounts)	Three Months Ended September 30,		Six Months Ended September 30,
	2004	2003	2004	2003
Revenues:
Net sales	$856,680	$619,157	$1,639,076	$1,224,905
Other income	24,554	6,368	34,984	15,049
Net revenues	881,234	625,525	1,674,060	1,239,954

Costs and expenses: Cost of goods sold	191,666	137,835	368,867	278,503
Selling, general and administrative	245,088	191,042	484,393	382,536
Research and development	69,225	61,820	154,508	115,167
	505,979	390,697	1,007,768	776,206

Income before income tax expense	375,255	234,828	666,292	463,748

Income tax expense	79,929	50,371	141,047	99,474

Net income	$295,326	$184,457	$ 525,245	$ 364,274
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Net income per common and common
equivalent share:

Basic	$0.80	$0.51	$1.42	$1.00
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Diluted	$0.79	$0.49	$1.39	$0.97
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Weighted average number of common and common equivalent shares outstanding:

Basic	369,879	365,081	369,715	364,451
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Diluted	375,226	375,108	376,725	375,268
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